PREMIUM NICKEL RESOURCES LTD. ANNOUNCES

MANAGEMENT AND BOARD CHANGES

Toronto, Ontario, August 8, 2023 - Premium Nickel Resources Ltd. (TSXV: PNRL) (OTCQX: PNRLF) ("PNRL" or the "Company") is pleased to announce the following senior management appointments:

Peter Rawlins as Senior Vice-President and Chief Financial Officer of the Company;

Sean Whiteford as President, Premium Nickel Resources International Ltd., an indirect wholly-owned subsidiary of the Company which indirectly owns the Company's Botswana mines; and

Keith Morrison as Chair of the Board in addition to his current role as Chief Executive Officer of the Company.

The Company is also pleased to announce the appointment of Mark Christensen to the Board of Directors of the Company. Charles Riopel, a director of PNRL and its predecessors since 2019 and Executive Chairman of PNRL from August 2022 to August 2023, has resigned from the Board effective August 2, 2023, but will continue as a member of the Company's Advisory Board.

Peter Rawlins brings to the Company deep experience in treasury, debt management and financial markets. He will join PNRL in September from a senior gold developer where he had a similar role. Prior to his existing position, Peter worked at CIBC for 19 years, most recently as Managing Director of CIBC Capital Markets, Global Mining and Forest Products. During that time, Peter's focus was on negotiating and executing various financing structures including project finance, corporate debt, streaming arrangements, and risk management strategies such as hedging. Peter holds a Bachelor of Arts degree from the University of Western Ontario, an Honours Bachelor of Commerce degree from Windsor University and a Masters of Science degree in Finance from the Rochester Institute of Technology.

Sean Whiteford is a geologist and mining executive with over 30 years of multi commodity experience within the global resource sector. He has extensive knowledge of mineral exploration, resource definition, mining, strategy, technology and project studies, having held various corporate, operational and technical roles at BHP, Rio Tinto and Cliffs Natural Resources. Mr. Whiteford also has a strong business development background and has completed the Advanced Management Program from Columbia Business School. He was appointed President of PNRL on March 2, 2023 and most recently prior to that he was Vice President, Business Development at Burgundy Diamond Mines Ltd (ASX:BDM) and President of Osgood Mountains Gold. He is a Member of the AUSIMM, PDAC and SEG. Mr. Whiteford was a director of PNRL from August, 2022 to March 2023 and President of PNRL from March 2023 to August 2023.

Mark Christensen has spent the last 30 years as a specialist advisor/banker in public and private capital markets. He has experience in a broad range of corporate and capital market transactions, from mergers and acquisitions and "grey market" trading, to equity and debt structured financings totalling in the tens of billions of dollars.  Mr. Christensen is the Founder and CEO of KES 7 Capital Inc., a Toronto-based, merchant bank and single-family office that targets bespoke investments in the resource, healthcare, real estate and technology sectors.  Prior to founding KES 7, Mr. Christensen was Vice Chairman and Head of Global Sales and Trading at GMP Securities (now Stifel Canada), which was one of Canada's largest independent investment banks, where he served as a member of the Executive Committee, Compensation Committee and New Names Committee. Previously he worked in equity research at Midland Walwyn Capital Inc. (now Merrill Lynch/Bank of America) and corporate finance at Goepel McDermid Inc. (now Raymond James Financial). Mr. Christensen's background in geology and geophysics has provided him with valuable insight into extractive resource industries. He holds a Master of Science degree from the University of Windsor, Canada and a Bachelor of Science degree from the University of Hull, United Kingdom.

With Mr. Riopel's departure from the Board and the appointment of Mr. Christensen as a director, the Board now consists of six directors, namely Mark Christensen, John Hick, Jason LeBlanc, Keith Morrison, Don Newberry and William O'Reilly. The Board remains committed to strengthening the management team and the Board as the Company continues to advance its Botswana assets. In particular, the Board expects to add at least one, and possibly two, additional directors by the end of this year, with strong prior public company board experience in the mining industry. The Board also is committed to appointing an independent Chair during the next six months. In the meantime, the Board has appointed Keith Morrison, the CEO of the Company, as Chair of the Board. John Hick continues in the role of Lead Director.

Sarah Zhu, the Chief Financial Officer of the Company, will continue with the Company in a senior accounting role during a transitionary period to facilitate Mr. Rawlins' entry into the newly created role of Senior Vice-President and Chief Financial Officer.

Keith Morrison, Chair of the Board and CEO, commented: "I welcome both Peter and Mark to PNRL.  Sean's appointment as President of International reflects the reality that his focus will be primarily on the operating capabilities of our downstream companies. Each of these talented individuals brings to the senior leadership of the Company many years of directly relevant experience in international mining, finance, strategic planning, project development and/or operations. Each of them has important contributions to make to the redevelopment of the Company's Botswana mines, and I am excited for the Company at this progress in building out the management team and the Board. I want to acknowledge and thank each of Charles Riopel and Sarah Zhu for their contributions to the growth and development of the Company over the past two years in particular, and their continuing commitment to the success of the Company."

About Premium Nickel Resources Ltd.

PNRL is a mineral exploration and development company that is focused on the redevelopment of the previously producing nickel, copper and cobalt resources mines owned by the Company in the Republic of Botswana.  We are driven by our belief that the demand for these metals will continue to grow in the medium to long term, as a result of global urbanization and the increasing adoption of electric motors over internal combustion engines. These metals are vital for achieving a low-carbon future.

PNRL is committed to governance through transparent accountability and open communication within our team and our stakeholders. Our skilled team has worked over 100 projects collectively, accumulating over 400 years of resource discoveries, mine development and mine re-engineering experience on projects like the Company's Selebi and Selkirk mines. PNRL's senior team members have on average more than 20 years of experience in every single aspect of mine discovery and development, from geology to operations.

ON BEHALF OF THE BOARD OF DIRECTORS

Keith Morrison

Chair of the Board and Chief Executive Officer

Premium Nickel Resources Ltd.

For further information about Premium Nickel Resources Ltd., please contact:

Jaclyn Ruptash

Vice President Communications and Government and Investor Relations

+1 (604) 770-4334

Cautionary Note Regarding Forward-Looking Information

Certain statements contained in this news release may be considered "forward‐looking statements" within the meaning of applicable Canadian securities laws, including: the intention to add new directors to the Board, anticipated key qualifications of such new directors, the intention to appoint an independent Chair of the Board and the intention to advance the Company's Botswana assets. These forward‐looking statements, by their nature, require the Company to make certain assumptions and necessarily involve known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these forward‐looking statements. Forward‐looking statements are not guarantees of performance. Words such as "may", "will", "would", "could", "expect", "believe", "plan", "anticipate", "intend", "estimate", "continue", or the negative or comparable terminology, as well as terms usually used in the future and the conditional, are intended to identify forward‐looking statements. Information contained in forward‐looking statements reflects assumptions that management believes to be appropriate in the circumstances. The Company considers its assumptions to be reasonable based on information currently available but cautions the reader that their assumptions regarding future events, many of which are beyond the control of the Company, may ultimately prove to be incorrect since they are subject to risks and uncertainties that affect the Company and its businesses.

The forward‐looking statements set forth herein concerning the Company reflect management's expectations as at the date of this news release and are subject to change after such date. The Company disclaims any intention or obligation to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.